United States Securities and Exchange Commission Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of May 2024 Commission File Number 132-02847 INTER & Co, INC. (Exact name of registrant as specified in its charter) N/A (Translation of Registrant’s executive offices) Av Barbacena, 1.219, 22nd Floor Belo Horizonte, Brazil, ZIP Code 30 190-131 Telephone: +55 (31) 2138-7978 (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 1Q24 Earnings Presentation May 2024

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 Disclaimer This report may contain forward-looking statements regarding Inter, anticipated synergies, growth plans, projected results and future strategies. While these forward-looking statements reflect our Management’s good faith beliefs, they involve known and unknown risks and uncertainties that could cause the company’s results or accrued results to differ materially from those anticipated and discussed herein. These statements are not guarantees of future performance. These risks and uncertainties include, but are not limited to, our ability to realize the amount of projected synergies and the projected schedule, in addition to economic, competitive, governmental and technological factors affecting Inter, the markets, products and prices and other factors. In addition, this presentation contains managerial numbers that may differ from those presented in our financial statements. The calculation methodology for these managerial numbers is presented in Inter’s quarterly earnings release. Statements contained in this report that are not facts or historical information may be forward-looking statements under the terms of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may, among other things, beliefs related to the creation of value and any other statements regarding Inter. In some cases, terms such as “estimate”, “project”, “predict”, “plan”, “believe”, “can”, “expectation”, “anticipate”, “intend”, “aimed”, “potential”, “may”, “will/shall” and similar terms, or the negative of these expressions, may identify forward looking statements. These forward-looking statements are based on Inter's expectations and beliefs about future events and involve risks and uncertainties that could cause actual results to differ materially from current ones. Any forward-looking statement made by us in this document is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. For additional information that about factors that may lead to results that are different from our estimates, please refer to sections “Cautionary Statement Concerning Forward- Looking Statements” and “Risk Factors” of Inter&Co Annual Report on Form 20-F. The numbers for our key metrics (Unit Economics), which include active users, as average revenue per active client (ARPAC), cost to serve (CTS), are calculated using Inter’s internal data. Although we believe these metrics are based on reasonable estimates, but there are challenges inherent in measuring the use of our business. In addition, we continually seek to improve our estimates, which may change due to improvements or changes in methodology, in processes for calculating these metrics and, from time to time, we may discover inaccuracies and make adjustments to improve accuracy, including adjustments that may result in recalculating our historical metrics. About Non-IFRS Financial Measures To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Inter&Co also presents non-IFRS measures of financial performance, as highlighted throughout the documents. The non-IFRS Financial Measures include, among others: Adjusted Net Income, Cost to Serve, Cost of Funding, Efficiency Ratio, Underwriting, NPL > 90 days, NPL 15 to 90 days, NPL and Stage 3 Formation, Cost of Risk, Coverage Ratio, Funding, All-in Cost of Funding, Gross Merchandise Volume (GMV), Premiuns, Net Inflows, Global Services Deposits and Investments, Fee Income Ratio, Client Acquisition Cost, Cards+PIX TPV, Gross ARPAC, Net ARPAC, Marginal NIM 1.0, Marginal NIM 2.0, Net Interest Margin IEP + Non-int. CC Receivables (1.0), Net Interest Margin IEP (2.0), Cost-to-Serve, Risk-Adjusted Net Interest Margin IEP + Non-int. CC Receivables (1.0), Risk Adjusted Net Interest Margin IEP (2.0), Risk Adjusted Efficiency Ratio. A “non-IFRS financial measure” refers to a numerical measure of Inter&Co’s historical or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Inter&Co’s financial statements. Inter&Co provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered together with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Inter&Co’s performance to that of other companies. 2

EARNINGS PRESENTATION | 1Q24

Highlights of the quarter

1Q24

Financials

Revenue growth

Total gross revenue

R$ 2.3bn

+27% YoY

Record

Operational leverage

Efficiency ratio

47.7%

-15 p.p. YoY

Record

Bottom line

Net income

R$195mm

9.7% ROE

Record

Operational

Number of clients

Total clients

31.7mm

+1.3 mm QoQ

Record

Activation rate

Active clients

54.9%

+86 bps QoQ

Increasing

Transactional platform

TPV

R$257bn

+42% YoY

Record


inter
R$ 1.234,00
LOOP
Minha vida financeira

Note: Definitions are in the Glossary section of this Earnings Presentation.

3

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 Agenda 1.CEO Overview 2.Business Updates 3.Financial Performance

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 5 31.7 mm Total Clients 47.7% Efficiency Ratio 9.7% ROE1Q 24 49.0% 50.0% 51. 0% 52.0% 53.0% 54.0% 55.0% 56.0% 3Q22 1Q23 3Q23 1Q24 51.2% 54.9% 3Q22 1Q24 40.0% 45.0% 50.0% 55.0% 60.0% 65.0% 70.0% 75 .0% 80.0% 75.0% 47.7% -1.7% 9.7% Pr og re ss Si nc e 3Q 22 3Q22 1Q24 3Q22 1Q24 60/30/30: A strong start of year 2 Increasing activation Operating <50% Approaching 2-digits +86bps Δ QoQ -360bps Δ QoQ +114bps Δ QoQ

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 Disrupting a gigantic market 6 Income Statement Growth Total Loans Index 100 = March 2021 Total Gross Revenue Index 100 = March 2021 Sources: Banco Central do Brasil and Inter. Note 1: Average of the 5 largest Brazilian commercial banks. Note 2: Data until January/2024. 2 8 0 1 30 1 80 2 3 0 2 8 0 3 3 0 1Q21 3Q21 1Q22 3Q22 1Q23 3Q23 1Q24 8 0 1 30 1 80 2 3 0 2 8 0 3 3 0 1Q21 3Q21 1Q22 3Q22 1Q23 3Q23 1Q24 8 0 1 30 1 80 2 3 0 2 8 0 3 3 0 1Q21 3Q21 1Q22 3Q22 1Q23 3Q23 1Q24 8 0 1 30 1 80 2 3 0 2 8 0 3 3 0 8 0 1 30 1 80 2 3 0 2 8 0 3 3 0 8 0 1 30 1 80 2 3 0 2 8 0 3 3 0 3 8 0 4 3 0 4 8 0 Top 5 Banks1 307 110 Top 5 Banks1 311 118 Top 5 Banks1 421 141 Balance Sheet Growth Client Growth Total Clients Index 100 = March 2021 2

EARNINGS PRESENTATION | 1Q24

1Q24 business achievements

Loop
Harvesting synergies


inter
Brasil
Global
Loop
Pontos Loop
623
Acumular
Trocar
Resgatar no Porquinho
Comprar Pontos
Missões
Termos e Condições
Benefícios
Cashback na fatura
Missões para turbinar pontos
Sala Vip em aeroportos

6.6mm Clients in 1Q24

~66% More spending than non-loop clients[1]

New Credit Lines
Scaling-up



PIX Financing



Bill Financing


Saque de Limite

Withdraw Financing



Overdraft



Buy Now Pay Later

~R$170mm March/24 Portfolio

Global Account
Replicating funding franchise in the US


inter
Brasil
Global
Loop
Global Account
US$ 1.367,34
Carregar
Transferir
Cartões
Investir
Gift Card
Pontos por Dólar
GIFT CARD USA
Dia das mães
com até
10%
de cashback em dólar
Minha vida financeira
Dólar Americano
$ 1,367.34
Euro
€ 1,248.38
Peso Argentino
$ 1,405,775.93

~3x More Product Adoption

460 MM USD Global Account AuC

Note 1: Average Loop clients ARPAC vs average non-Loop clients ARPAC.

7

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 Priorities for remaining of 2024 Growth Clients, loans/deposits & monetization Business Engagement & principality Financial Operational leverage & NIM expansion 8 Shopping Banking Global Loyalty Credit Insurance Investments

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 Agenda 1.CEO Overview 2.Business Updates 3.Financial Performance

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 Continuing to increase activation and market share Consistency in active client growth 51.8% 51.7% 51.2% 51.0% 51.5% 52.2% 52.7% 54.0% 54.9% 9.6 10.7 11.6 12.6 13.5 14.5 15.5 16.4 17.4 18.6 20.7 22.8 24.7 26.3 27.8 29.4 30.4 31.7 - 5 .0 1 0. 1 5.0 2 0. 2 5.0 3 0. 3 5.0 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Active Clients Total Number of Clients In millions +3.9 mm +3.9 mm Median Total Clients Index 100 = December 2022 Source: Banco Central do Brasil. Considering peers with more than 4 million clients by March 2024. Median 28.924.6 CA C (R $) 29.0 32.1 28.3 30.4 29.8 27.1 25.9 Source: Banco Central do Brasil. Considering peers with more than 10 million clients by March 2024. Clients with > R$ 200 of Credit Balance Index 100 = December 2022 Δ Ac tiv at io n Ra te (p .p .) +0.9+1.4-2.2 -0.1 -0.5 -0.1 +0.5 +0.7 +0.5 Higher growth Higher growth 90 100 110 120 130 140 150 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 100 104 149 90 100 110 120 130 140 150 160 90 100 110 120 130 140 150 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 100 112 132 5 100 105 10 115 120 125 130 135 140 145 10

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 45% 46% 47% 49% 49% 51% 55% 54% 53% 51% 51% 49% 19 18 20 21 24 23 158 163 177 198 230 234 178 181 197 219 253 257 0. 0 10. 0 20 .0 30 .0 40 .0 50 .0 60 .0 70 .0 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Credit Debit PIX +25% +39% +44% +42% %YoY +14% Quarters of relationship Cards + PIX TPV per Active Client In R$ Thousand, monthly 11 ~8% Pix Transactions Market Share 1Q242 Cards + PIX TPV1 In R$ billions Credit Cards surpassed debit for the very first time ever Massive transactional platform: R$ 1 trillion/year run rate TPV Sources: Banco Central do Brasil. Note 1: Height of PIX volume was reduced to fit on page. Note 2: Inter’s market share calculated using internal data on total transacted volume in 4Q23; Considers transactions within the Instant Payment System (SPI) only as of 1Q24. 0 2 4 6 8 10 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 222324 Th ou sa nd s 1T24 1Q18

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 Acceleration of product adoption across verticals Shopping Insurance Investments +9.9 million Transactions1 +12% YoY 1.9 million Active Clients +40% YoY R$ 10 billion 3rd party F.I. +45% QoQ 3.1 million Active Clients +25% YoY +R$52.3million Net Revenues +29% YoY 5.3 million Active Clients 61% QoQ 6.2% Net Take Rate +70 bps QoQ +R$ 358million Consortium Sales +31% YoY R$ 1.3 billion Meu Porquinho AuC +34% QoQ Leading shopping platform from a financial entity Broadest offering of digital insurance platform Cutting-edge investment platform 0.8 1.0 0.7 0.8 0.8 0.9 0.9 1.0 1.0 1.1 1Q23 1Q24 264 404 0.5 50. 5 100.5 150.5 200.5 25 0.5 300.5 35 0.5 400.5 450.5 1Q23 1Q24 68.0 94.9 0.0 20.0 40.0 60.0 80.0 100.0 1Q23 1Q24 12 GMV In R$ billion Note 1: Number of transactions through Inter Shop during the quarter. ↑20% ↑53% Sales In thousands ↑40% AuC In R$ billion

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 10 26 48 58 101 155 187 243 336 2 4 8 26 41 66 85 121 123 11 30 56 84 142 221 272 364 460 - 50 100 150 200 25 0 300 35 0 400 45 0 500 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 AuC & Deposits in US Dollars In USD million Assets Under Custody3 Deposit balance2 Total 13Note 1: Global Clients use 3.0 times more products when compared to active clients average. Note 2: Amount included in Demand Deposit and Time Deposits balance on IFRS Financial Statement. Includes securities under Inter&Co Securities Custody. Note 3: Assets under Inter&Co Securities Custody. ~3x More products adoption1 Global: replicating our deposit franchise in the US Global 2.9 million Global Clients ↑223% YoY

EARNINGS PRESENTATION | 1Q24

Loop: disrupting a legacy industry with an integrated digital approach

New UX: Loop as a currency in the Financial Super App


inter
Brasil
Global
Loop
Global Account
US$ 1.367,34
Carregar
Transferir
Cartões
Investir
Gift Card
Pontos po Dólar
GIFT CARD USA
Dia das mães
com até
10%
de cashback em dólar
Minha vida financeira
Seu saldo da Global Account em
09:51
Dólar Americano
$ 1,367.34
Euro
€ 1,248.38
Peso Argentino
$ 1,405,775.93

6.6 million
Loop Clients in 1Q24

Potentializing Engagement

~1mm clients impacted by Loop missions

Increasing Transactions

66% higher spending than non-Loop clients[1]

Promoting Integration

Connecting multiple business verticals

Optimizing Monetization

Bringing additional revenue opportunities

Note 1: Average Loop clients ARPAC vs average non-Loop clients ARPAC.

14

EARNINGS PRESENTATION | 1Q24

Expanding new unsecured credit lines

- High yield products
- Expanding client monetization
- Controlled early default levels

~R$ 170mm
Portfolio in March/24

- PIX Financing
- Buy Now Pay Later
- Bill Financing
- Withdraw Financing
- Overdraft


inter
Brasil
Global
Conta Digital
R$ 42,53
Pix
Pagar
Cartões
Investir
Shopping
Gift Card
Mostrar mais
Booking.com
LATAM
buser
movida
Sua viagem
com até
10%
de cashback
Eu quero
Minha vida financeira
Bússola
Há 6 dias
R$ 12.000
R$ 8.000
R$ 4.000
R$ 0
Entradas
Saídas

15

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 Agenda 1.CEO Overview 2.Business Updates 3.Financial Performance

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 Loan portfolio increasingly more profitable 12.3% 15.4% 12.2% 18.6% 12.5% 14.5% 14.5% 21.1% 59.3% 68.0% 0 .0% 10 .0% 2 0. 0% 3 0. 0% 4 0. 0% 5 0. 0% 6 0. 0% 7 0. 0% 8 0. 0% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 17Note 1: Including hedge accounting results from each loan portfolio, as of note 27 of IFRS Financial Statements in line “Future and Swaps”. Note 2: Home Equity includes both business and individuals’ portfolio. Annualized Implied Rates1 In % +0.8 p.p Real Estate + Home Equity Personal + FGTS All-in loan rate Credit Cards exc. Transactor SMBs -0.7 p.p.-3.5 p.p +1.0 p.p.+1.2 p.p +3.4 p.p. +2.5 p.p.+1.3 p.p. YoY QoQ -2.4 p.p.-1.6 p.p. YoY FGTS Payroll Home Equity2 Real Estate SMBs Agribusiness Credit Card Anticip. of CC Receiv. Total +8% +9% +1% +38% +39% +28% +123% -7% +8% -12% -2% +5% +7% +4% +21% -3% +47% +10% QoQ 20%, 3.7 20%, 3.9 20%, 4.2 20%, 4.4 19%, 4.7 20%, 4.9 20%, 5.2 19%, 5.5 20%, 6.3 21%, 6.6 7%, 1.4 7%, 1.4 7%, 1.5 7%, 1.5 7%, 1.6 7%, 1.7 7%, 1.8 7%, 2.0 7%, 2.3 8%, 2.5 19%, 3.6 20%, 3.9 20%, 4.2 21%, 4.6 20%, 4.8 20%, 5.0 20%, 5.2 18%, 5.0 17%, 5.2 16%, 5.1 0.0 0.1 0.2 2%, 0.4 3%, 0.7 4%, 1.1 5%, 1.3 6%, 1.6 6%, 1.9 7%, 2.4 16%, 3.0 15%, 2.9 14%, 2.9 13%, 3.0 14%, 3.4 12%, 3.1 12%, 3.2 12%, 3.4 12%, 3.9 11%, 3.4 0.7 3%, 0.6 2%, 0.5 3%, 0.6 3%, 0.7 3%, 0.8 3%, 0.7 3%, 0.8 2%, 0.7 3%, 0.8 26% 4.8 27% 5.3 29% 6.0 29% 6.4 29% 6.9 29% 7.3 29% 7.7 31% 8.7 31% 9.5 32% 10.1 1.2 1.2 6%, 1.2 5%, 1.2 5%, 1.2 5%, 1.2 5%, 1.2 4%, 1.2 4%, 1.2 4%, 1.2 18.4 19.4 20.7 22.2 23.9 25.0 26.3 28.2 31.0 32.1 0 .0 5 .0 10 .0 15 .0 2 0. 0 2 5. 0 3 0. 0 3 5. 0 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Gross Loan Portfolio In R$ billions

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 1Q24 Gross Loan Portfolio Growth and Balance In % YoY and in R$ billions Total Loan Portfolio Growth 28% R$ 2.4 Bn 123% R$ 5.1 Bn 1% Yo Y G ro w th Portfolio Size // 35% R$ 6.6 Bn Real Estate 30% to 40% Payroll 50% to 75% R$ 10.1 Bn 39% Credit Card 75% R$ 3.4 Bn 9% SMBs 80% FGTS 50% 47% R$ 2.5 Bn Home Equity1 30%RWA Weight Loan 18 Strong growth in FGTS and Home Equity, higher ROE products Re-acceleration of Credit Card loans as new collection strategies and limit allocation evolves ROE-driven loan portfolio growth Δ +1.3 bn Δ +0.8 bn Δ +2.8 bn Δ +1.7 bn Δ +0.3 bn Δ +0.1 bn Note 1: Home Equity includes both business and individuals’ portfolio.

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 Positive trend in asset quality front Improving NPL and Stage 3 formation metrics New cohorts of credit cards continue to perform strongly 3 4 5 6 7 8 9 10 11 12 3.4% 3.8% 3.8% 4.1% 4.4% 4.7% 4.7% 4.6% 4.8% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 4.5% 4.5% 4.3% 4.1% 4.3% 4.2% 4.3% 4.0% 4.4% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% 8.0% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 1.04% 1.14% 1.26% 1.47% 1.48% 1.63% 1.65% 1.52% 1.48% 1.00% 1.14% 1.30% 1.55% 1.47% 1.63% 1.63% 1.51% 1.46% 0 .6% 0 .8% 1. 0% 1. 2% 1. 4% 1. 6% 1. 8% 2 .0% 2 .2% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 NPL Formation Stage 3 Formation 19 NPL > 90 days1 In % Credit Cards NPL > 90 Days per Cohort2 In % NPL 15 to 90 days1 In % NPL and Stage 3 Formation3 In % Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. Note 2: Cohorts defined as the first date when the client has his limit available. NPL per cohort = NPL > 90 days balance of the cohort divided by total credit card portfolio of the same cohort. Note 3: NPL formation is calculated considering: (overdue balance higher than 90 days in the current quarter – overdue balance higher than 90 days in the previous quarter + write-off change in the current quarter) ÷ Credit Portfolio Balance in the previous quarter. Stage 3 Formation = ( Δ Stage 3 Balance + Write-Offs of the period ) ÷ Total Credit Balance of previous period. From 1Q23 onwards IFRS and BACEN GAAP write-off methodology converged. 4Q23 4Q21

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 Coverage Ratio2 In % 4.8% 5.1% 5.0% 4.5% 5.6% 6.2% 5.9% 5.2% 5.2% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 126% 129% 141% 132% 131% 130% 132% 132%131% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Cost of Risk1 In % 20 Stable trends in both cost risk and coverage ratios Collateralized portfolio providing resiliency Stable cost of risk and coverage ratio Note 1: Considering Gross Loan Portfolio, which includes anticipation of C.C. receivables. 1Q22: managerial number, excluding non-recurrent provision. Note 2: Including Provision for expected loss and Provision for expected credit losses on loan commitments.

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 34% 9.6 32% 9.8 32% 10.4 34% 11.6 33% 11.0 33% 11.7 31% 12.3 33% 14.4 32% 13.8 42% 11.9 38% 11.6 35% 11.6 34% 11.5 35% 11.7 36% 13.0 38% 15.1 38% 16.3 39% 16.9 15%; 4.3 20%; 6.1 21%, 6.9 18% 6.2 20% 6.6 20% 7.0 19% 7.5 19% 8.1 19% 8.2 9%; 2.6 11%; 3.3 12%; 3.9 13%; 4.5 13%; 4.2 11% 3.9 12% 4.7 11% 4.7 11% 4.8 28.4 30.7 32.8 33.8 33.5 35.7 39.6 43.5 43.8 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Time Deposits2 Securities Issued Other1 Transactional Deposits3 Total +14% % YoY % QoQ +2% +24% +2% +45% +4% +26% -4% +31% +1% 21 >15.7 million clients trusting Inter with their deposits Strong funding, despite negative seasonality effect in 1Q24 Unique funding franchise in Brazil Funding In R$ billions Note 1: Includes saving deposits, creditors by resources to release and liabilities with financial institutions (securities sold under agreements to repurchase, interbank deposits and borrowing and onlending). Note 2: Excluding Conta com Pontos balance. Note 3: Includes Conta com Pontos correspondent balance and demand deposits.

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 Avg. CDI of Quarter All-in Cost of Funding All-in Cost of Funding % of CDI 22 All-in Cost of Funding In %, Annualized Stable cost of funding across quarters Transactional Deposits and lowering CDI rates boosting performance Low cost of funding continues to be a strong competitive advantage Note 1: Average CDI daily rate during the quarter. 1 10.27% 12.38% 13.47% 13.65% 13.65% 13.65% 13.28% 12.24% 11.28% 5.64% 7.10% 7.95% 7.48% 8.15% 8.00% 8.19% 7.24% 6.99% 54.89% 57.34% 59.01% 54.83% 59.70% 58.63% 61.71% 59.17% 61.92% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 1.0 1.2 1.3 1.3 1.4 1.8 1.9 2.1 2.2 2.3 - 0 .5 1 .0 1 .5 2 .0 2 .5 1Q23 2Q23 3Q234Q23 1Q24 Net Interest Income Net Fee Revenue Total Gross Revenue 65% 64% 65% 67% 69% 70% 65% 67% 69% 35% 36% 35% 33% 31% 30% 35% 33% 31% 0.8 0.9 0.9 1.0 1.0 1.2 1.3 1.3 1.4 1.3 1.5 1.5 1.7 1.8 1.9 2.1 2.2 2.3 - 0 .5 1 .0 1 .5 2 .0 2 .5 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 % YoY +27% +36% +37% +38% % QoQ +4% +11% +7% -2% NII growth led by real estate and personal loans Stable fee revenue following strong growth in prior quarters Revenue In R$ billions NII growth leading to strong revenue growth YoY Revenue Growth In % 55% 40% 33% 39% 29% 27% 37% 23% 31% 49% 31% 37% 0 .0% 10 .0% 2 0. 0% 3 0. 0% 4 0. 0% 5 0. 0% 6 0. 0% 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Total Gross Revenue Total Net Revenue 23

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 ARPAC and CTS Evolution In R$, Monthly 12.8 13.5 14.9 17.1 17.9 17.7 18.5 28.6 30.6 28.8 29.6 30.5 30.2 30.1 15.8 17.1 13.8 12.5 12.7 12.5 11.7 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Cost-to-serve Margin per Active Client (Net of Interest Expenses) Net ARPAC 3.5 4.2 4.7 4.9 5.2 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 1Q23 2Q23 3Q23 4Q23 1Q24 Active Clients per Employee1 In Thousand Strong ARPAC with decreasing CTS Highest ever margin per active client2 Record margin per active client, led by cost-to-serve reduction Note 1: Including interns. Note 2: Net of interest expenses. +48% YoY % YoY +5% -15% +23% % QoQ -0% -5% +3% 24

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 2.9% 3.9% 3.4% 4.4% 3.8% 4.1% 3.9% 4.3% 4.5% 3.4% 4.6% 3.9% 5.1% 4.4% 4.8% 4.6% 5.0% 5.3% 6.9% 7.0% 6.4% 7.2% 7.4% 8.1% 7.8% 7.6% 7.8%8.0% 8.1% 7.4% 8.4% 8.7% 9.5% 9.2% 9.0% 9.2% 2. 0% 3. 0% 4. 0% 5. 0% 6. 0% 7. 0% 8. 0% 9. 0% 10. 0% 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 Risk-Adjusted1 NIM 2.0 Risk-Adjusted1 NIM 1.0 Strong NIM improvement with repricing of legacy portfolio, lower cost o funding and better loan mix Record NIMs as a consequence of ROE-driven underwriting Note 1: NIM excluding Impairment losses on financial assets for Net Interest Margin. See glossary for full definition. NIM 2.0 NIM 1.0 Risk-Adjusted NIM In % 25

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 114 119 115 137 140 158 172 179 192 100 89 89 95 108 96 91 98 100 100 7 0 10 0 13 0 16 0 19 0 2 20 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 88.3% 71.9% 68.3% 75.0% 73.4% 62.4% 53.4% 52.4% 51.4% 47.7% 21.5% 18.7% 21.2% 22.3% 25.7% 18.0% 17.3% 18.0% 18.1% 14.5% 66.8% 53.2% 47.1% 52.7% 47.7% 44.3% 36.1% 34.4% 33.2% 33.3% 10% 2 0% 3 0% 4 0% 5 0% 6 0% 7 0% 8 0% 9 0% 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 SG&A Total Administrative Eff. Ratio Personnel Eff. Ratio 6th consecutive quarter of Efficiency Ratio improvement Positive operational leverage trend Powerful combination of revenue growth and expense control Note 1: Net revenue = total net revenue - tax expenses. Revenue vs. Expenses In %, index in a 100 basis Efficiency Ratio In % Net revenue1 26

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 -2.6% -1.4% 0.8% -1.7% 1.6% 1.4% 3.6% 5.7% 8.5% 9.7%Earnings Before Tax, Net Income & ROE In R$ millions and in % Pre-tax Income Net Income ROE Starting 2024 with strong momentum on profitability trends (56) (29) 16 (30) 29 24 64 104 160 195 -111 -100 12 -70 -20 6 80 145 208 274 -150 -100 -50 0 50 100 150 200 250 300 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 27

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 Closing Remarks

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 31.7mm Total Clients +3.9mm YoY 47.7% Efficiency Ratio -14.7p.p. YoY 9.7% ROE +8.3p.p. YoY Building the franchise for the long-term 29 A Key completive financial success

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 Building the franchise for the long-term 30 Technology: A Key competitive advantage for our financial success

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4 Appendix

EARNINGS PRESENTATION | 1Q24

Balance Sheet (In R$ Million)

Balance Sheet	03/31/2024	03/31/2023	Variation % ΔYoY
Assets			
Cash and cash equivalents	2,830	1,792	58%
Amounts due from financial institutions	4,051	3,770	7%
Compulsory deposits	2,926	2,994	-2%
Securities	18,167	12,535	45%
Derivative financial instruments	7	1	559%
Net loans and advances to customers	28,827	22,371	29%
Non-current assets held-for-sale	174	178	-3%
Equity accounted investees	90	71	26%
Property and equipment	187	181	3%
Intangible assets	1,399	1,274	10%
Deferred tax assets	1,082	1,008	7%
Other assets	2,609	1,525	71%
Total assets	**62,349**	**47,701**	**31%**
Liabilities			
Liabilities with financial institutions	10,483	8,217	28%
Liabilities with clients	32,643	24,182	35%
Securities issued	8,249	6,641	24%
Derivative financial liabilities	14	33	-57%
Other liabilities	2,421	1,489	63%
Total Liabilities	**53,811**	**40,561**	**33%**
Equity			
Total shareholder's equity of controlling shareholders	8,392	7,031	19%
Non-controlling interest	146	109	34%
Total shareholder's equity	**8,538**	**7,140**	**20%**
Total liabilities and shareholder's equity	**62,349**	**47,701**	**31%**

Income Statement (In R$ Million)

Income Statement	1Q24	1Q23	Variation % ΔYoY
Interest income from loans	1,218	1,013	20%
Interest expenses	(762)	(673)	13%
Income from securities and derivatives	515	371	39%
Net interest income	**971**	**712**	**36%**
Revenues from services and commissions	374	282	33%
Expenses from services and commissions	(34)	(36)	-5%
Other revenues	90	66	37%
Revenue	**1,401**	**1,024**	**37%**
Impairment losses on financial assets	(411)	(351)	17%
Net result of losses	**990**	**673**	**47%**
Administrative expenses	(395)	(386)	2%
Personnel expenses	(190)	(172)	10%
Tax expenses	(86)	(69)	25%
Depreciation and amortization	(42)	(38)	12%
Income from equity interests in affiliates	(2)	(3)	-27%
Profit / (loss) before income tax	**274**	**6**	**N/M**
Income tax and social contribution	(79)	18	N/M
Profit / (loss)	**195**	**24**	**706%**

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EARNINGS PRESENTATION | 1Q24

Non-IFRS measures and KPIs

Activation Rate:

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of clients at the end of the quarter}}$$

Active clients:

We define an active client as a customer at any given date that was the source of any amount of revenue for us in the preceding three months, or/and a customer that used products in the preceding three months. For Inter insurance, we calculate the number of active clients for our insurance brokerage vertical as the number of beneficiaries of insurance policies effective as of a particular date. For Inter Invest, we calculate the number of active clients as the number of individual accounts that have invested on our platform over the applicable period.

Active clients per employee:

$$\frac{\text{Number of active clients at the end of the quarter}}{\text{Total number of employees at the end of the quarter, including interns}}$$

Administrative efficiency ratio:

$$\frac{\text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Annualized interest rates:

Yearly rate calculated by multiplying the quarterly interest by four, over the average portfolio of the last two quarters. All-in loans rate considers Real Estate, Personnal +FGTS, SMBs, Credit Card, excluding non-interest earnings credit card receivables, and Anticipation of Credit Card Receivables.

Anticipation of credit card receivables:

Disclosed in note 9.a of the Financial Statements, line " "Loans to financial institutions".

ARPAC gross of interest expenses:

$$\frac{(\text{Interest income} + (\text{Revenue from services and comissions} - \text{Cashback} - \text{Inter rewards}) + \text{Income from securities and derivarives} + \text{Other revenue}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC net of interest expenses:

$$\frac{(\text{Revenue} - \text{Interest expenses}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

ARPAC per quarterly cohort:

Total Gross revenue net of interest expenses in a given cohort divided by the average number of active clients in the current and previous periods1. Cohort is defined as the period in which the client started his relationship with Inter.

1 - Average number of active clients in the current and previous periods: For the first period, is used the total number of active clients in the end of the period.

Assets under custody (AuC):

We calculate assets under custody, or AUC, at a given date as the market value of all retail clients' assets invested through our investment platform as of that same date. We believe that AUC, as it reflects the total volume of assets invested in our investment platform without accounting for our operational efficiency, provides us useful insight on the appeal of our platform. We use this metric to monitor the size of our investment platform.

Card fee revenue:

It is part of the "Revenue from services and commission" and "Other revenue" on IFRS Income Statement.

Client acquisition cost (CAC):

The average cost to add a client to the platform, considering operating expenses for opening an account, such as onboarding personnel, embossing and sending cards and digital marketing expenses with a focus on client acquisition, divided by the number of accounts opened in the quarter.

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EARNINGS PRESENTATION | 1Q24

Non-IFRS measures and KPIs

Card+PIX TPV:
PIX, debit and credit cards and withdrawal transacted volumes of a given period. PIX is a Central Bank of Brazil solution to bring instant payments among banks and financial institutions in Brazil.

Card+PIX TPV per active client:
Card+PIX TPV for a given period divided by the number of active clients as of the last day of the period.

Cost of funding:

$$\frac{\text{Interest expenses} \times 4}{\begin{array}{c}\text{Average of last 2 quarters Interest bearing liabilities} \\ \text{(demand deposits, time deposits, savings deposits, creditors by} \\ \text{resources to release, securities issued, securities sold under agreements to repurchase,} \\ \text{interbank deposits and others)}\end{array}}$$

Cost of risk:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers}}$$

Cost of risk excluding anticipation of credit card receivables:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\begin{array}{c}\text{Average of last 2 quarters of Loans and advances to customers} \\ \text{excluding anticipation of credit card receivables}\end{array}}$$

Cost of risk excluding credit card:

$$\frac{\text{Impairment losses on financial assets} \times 4}{\text{Average of last 2 quarters of Loans and advances to customers excluding credit card}}$$

Cost-to-serve (CTS):

$$\frac{(\text{Personnel Expense} + \text{Administrative Expenses} - \text{Total CAC}) \div 3}{\text{Average of the last 2 quarters Active Clients}}$$

Coverage ratio:

$$\frac{\text{Provision for expected credit loss}}{\text{Overdue higher than 90 days}}$$

Earning portfolio (IEP):

Earnings Portfolio includes "Amounts due from financial institutions" + "Loans and advances to customers" + "Securities" + "Derivatives" from the IFRS Balance Sheet

Efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Fee revenue ratio:

$$\frac{\text{Net result from services and commissions} + \text{Other revenue}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Funding:

Demand Deposits + Time Deposits + Securities Issued + Savings Deposits + Creditors by Resources to Release + Securities sold under agreements to repurchase + Interbank deposits + Borrowing and onlending

Global Services Clients:
Includes Brazilian Global Account clients, US clients and international investors.

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EARNINGS PRESENTATION | 1Q24

Non-IFRS measures and KPIs

Gross loan portfolio:

Loans and Advance to Customers + Loans to financial institutions

Gross merchandise volume (GMV):
Gross merchandise value, or GMV, for a given period as the total value of all sales made or initiated through our Inter Shop & Commerce Plus platform managed by Inter Shop & Commerce Plus.

Gross take rate:

$$\frac{\text{Inter Shop gross revenue}}{\text{GMV}}$$

Margin per active client gross of interest expenses:

ARPAC gross of interest expenses – Cost to Serve

Margin per active client net of interest expenses:

ARPAC net of interest expenses – Cost to Serve

Net fee income:

Net result from services and commissions + Other Revenue

Net interest income:

Interest Income + Interest Expenses + Income from securities and derivatives

Net revenue:

Net interest income + Net result from services and commissions + Other revenue

Net take rate:

$$\frac{\text{Inter Shop net revenue}}{\text{GMV}}$$

NIM 1.0 – IEP – Credit Card Transactional Portfolio:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions + Securities + Derivatives + Net loans and advances to customers) – Credit card transactor portfolio}}$$

NIM 2.0 – IEP Only:

$$\frac{\text{Net interest income x 4}}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions + Securities + Derivatives + Net loans and advances to customers)}}$$

NPL 15 to 90 days:

$$\frac{\text{Overdue 15 to 90 days}}{\text{Loans and Advance to Costumers + Loans to financial institutions}}$$

NPL > 90 days:

$$\frac{\text{Overdue higher than 90 days}}{\text{Loans and Advance to Costumers + Loans to financial institutions}}$$

NPL formation:

$$\frac{\text{Overdue balance higher than 90 days in the current quarter – Overdue balance higher than 90 days inthe previous quarter + Write – off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

35

EARNINGS PRESENTATION | 1Q24

Non-IFRS measures and KPIs

Personal efficiency ratio:

$$\frac{\text{Personnel expense}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense}}$$

Primary Banking Relationship:
A client who has 50% or more of their income after tax for that period flowing to their bank account with us during the month.

Return on average equity (ROE):

$$\frac{(\text{Profit / (loss) for the quarter}) \times 4}{\text{Average of last 2 quarters of total shareholder`s equity}}$$

Risk-adjusted efficiency ratio:

$$\frac{\text{Personnel expense} + \text{Administrative expenses} + \text{Depreciation and amortization}}{\text{Net Interest Income} + \text{Net result from services and comissions} + \text{Other revenue} - \text{Tax expense} - \text{Impairment losses on financial assets}}$$

Risk-adjusted NIM 1.0

$$\frac{(\text{Net interest income} - \text{Impairment losses on financial assets}) \times 4}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers)} - \text{Credit card transactor portfolio}}$$

Risk-Adjusted NIM 2.0:

$$\frac{(\text{Net interest income} - \text{Impairment losses on financial assets}) \times 4}{\text{Average of 2 Last Quarters Earning Portfolio (Loans to financial institutions} + \text{Securities} + \text{Derivatives} + \text{Net loans and advances to customers)}}$$

SG&A:

$$\text{Administrative Expenses} + \text{Personnel Expenses} + \text{Depreciation and Amortization}$$

Stage 3 formation:

$$\frac{\text{Stage 3 balance in the current quarter} - \text{Stage 3 balance in the previous quarter} + \text{Write} - \text{off change in the current quarter}}{\text{Total loans and advance to customers in the previous quarter}}$$

Tier I ratio:

$$\frac{\text{Tier I referential equity}}{\text{Risk weighted assets}}$$

Total gross revenue:

$$\text{Interest income} + (\text{Revenue from services and commissions} - \text{Cashback expenses} - \text{Inter rewards}) + \text{Income from securities and derivatives} + \text{Other revenue}$$

36

E A R N I N G S P R E S E N T A T I O N | 1 Q 2 4

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. INTER & Co, INC. By: /s/ Santiago Horacio Stel Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks Date: May 09, 2024